SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
Headline: Forced Sale of Ryanair Ordinary Shares
8 September 2021

RYANAIR INITIATES FORCED SALE OF ORDINARY SHARES ACQUIRED IN BREACH OF LONG-STANDING NON-EU NATIONAL PROHIBITION

As previously advised (https://investor.ryanair.com/brexit/) and as specifically referenced by Ryanair Holdings PLC (the "Company") in its announcement on 29 December 2020, the prohibition on non-EU nationals acquiring Ordinary Shares in the Company, as first announced by the Company on 5 February 2002, continues to apply. As a result of Brexit, Ordinary Shares in the Company which have been acquired by or on behalf of UK nationals (like all other non-EU nationals) since 1 January 2021 have been treated as "Restricted Shares" and such non-EU national investors have been issued with Restricted Share Notices by the Company requiring them to dispose of their interests in such Restricted Shares to EU nationals. This is necessary to ensure continued compliance by the Company and its EU airline subsidiaries with the airline ownership and control requirements of EU Regulation 1008/2008.

While the above restrictions continue to be complied with by the vast majority of investors in the Company, the Company has recorded a number of acquisitions of its Ordinary Shares by non-EU nationals since 1 January 2021 in respect of which the relevant investors have not complied with the disposal requirements in the Restricted Share Notices issued to them by the Company.  The Company has initiated the forced sale of approx. 1 million Ordinary Shares in accordance with its Articles of Association. The Company has appointed a broker to conduct the sale(s) of such Ordinary Shares independently of, and uninfluenced by, the Company over a period of weeks.  The net proceeds of such sale(s) will be transmitted to the relevant investors in due course.

It is expected that the Company may initiate further forced sales of Restricted Shares from time to time in accordance with its Articles of Association and the Company may elect to do so without any further announcement.

For the avoidance of doubt:

●
the prohibition on non-EU nationals acquiring Ordinary Shares in the Company, as announced by the Company on 5 February 2002, continues to apply. Since 1 January 2021, UK nationals (like all other non-EU nationals) are not permitted to acquire Ordinary Shares in the Company;

●
non-EU nationals (including UK nationals) can continue to invest in the Company via its American Depositary Receipt program on NASDAQ;

●
UK nationals are not required to sell any Ordinary Shares which they owned prior to 1 January 2021 but such shareholders do not have the right to attend, speak or vote at any general meeting of the Company in respect of those Ordinary Shares pursuant to Article 41(J)(i) of the Company's Articles of Association; and

●
for these purposes, a non-EU national means a national of any jurisdiction which is not considered to be a "Member State" for the purposes of Article 4 of EU Regulation 1008/2008 (as amended from time to time), including the member states of the European Union, Switzerland, Norway, Iceland and Liechtenstein.

For further information please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 September, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary